NEWS RELEASE	ELD No. 11-15
TSX: ELD NYSE:EGO ASX: EAU	October 6, 2011

Eldorado Gold Announces Exploration Programs Update

 (all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”)  is pleased to provide an update on the Company’s 2011 exploration programs in Turkey, China, and Brazil.  The $54M exploration budget includes programs totaling up to 125,000 metres of core drilling and 15,000 metres of RC drilling.  Highlights of our 2011 exploration programs to date include:

•

At the White Mountain mine in NE China two new drillholes have confirmed and expanded a deep mineralized lens first discovered in late 2010 (news release dated Dec. 07, 2010). New intercepts here include 10.0 metres at 10.9 g/t Au, and 6.0 metres at 6.6 g/t Au.

•

At the Efemcukuru mine in western Turkey, systematic drilling along strike to the northwest of the North Ore Shoot has defined a new zone of gold mineralization, referred to as the Kestane Beleni Northwest Extension, with intercepts including 1.75 metres at 20.1 g/t Au, and 0.5 metres at 67.3 g/t Au.

•

At the Agua Branca project in the Tapajos gold district in Para State, Brazil, diamond drillhole AB-46, targeting strong auger drilling results at the Camarao Zone, intersected 154.2 metres grading 1.06 g/t Au.  Based on encouraging exploration results, Eldorado has made the final payment on this project under the option agreement with Talon Metals Corp., thereby gaining 100% ownership.

Turkey Exploration Programs

Efemcukuru

The Efemcukuru mine, which began commissioning in June 2011, is situated in a high grade, intermediate sulfidation vein system with peripheral stockwork zones.  The existing mineral reserves are restricted to a single vein (the Kestane Beleni vein), and comprise three ore bodies referred to as the South, Middle, and North ore shoots.  Mineralization in the Kestane Beleni vein is open at depth and along strike.  Our 2011 surface exploration program at Efemcukuru includes over 11,000 metres of planned drilling focusing on two main areas: the northwest along-strike extension of the Kestani Beleni vein, and the parallel Kokarpinar vein, located 400 to 500 metres to the east of the Kestani Beleni vein (Figure 1).

Kestane Beleni Northwest Extension

The Kestane Beleni northwest extension represents the strongest Au + Ag soil anomaly on the property outside of the South Ore Shoot.  Prior to 2011 this anomaly had only been tested by two shallow drillholes.  The current phase of drilling is testing shallow portions of the vein over a 500 metre strike length (Figure 2).  This drilling has identified a northwest-plunging mineralized zone which is open below the tested depth of approximately 200 metres.  2011 drillhole intersections are listed below in Table 1.

Kokarpinar

The Kokarpinar vein has been traced on surface for a strike length of over 2,500 metres.  The Kokarpinar vein has mineralogical and textural characteristics similar to the Kestane Beleni vein, but has received significantly less exploration.  Previous drilling included shallow reverse circulation holes in the northwestern vein segment, and several fences of diamond drillholes completed in 2009 which produced ore-grade intercepts (news release June 17, 2010).  In addition, surface samples of the Kokarpinar vein have produced numerous multi-gram assay results.  The 2011 drilling program is testing the northwest vein segment beneath the previous RC drillholes, as well as following up on results from the 2009 drilling in the southeast vein segment.  All of the 2011 drillholes at Kokarpinar have intersected mineralized veins at projected levels, and assay results received from the first three are positive (Table 1).

Table 1:  Summary of drillhole intercepts containing above 2.0 g/t Au for the Kestane Beleni northwest extension and Kokarpinar veins - Efemcukuru project.  Other drillholes intersected the targeted veins, but at below 2.0 g/t cut-off grade. True thicknesses vary from 75% to 100% of reported lengths.

Kestane Beleni Vein

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Comment
KV-367	73.25	74.80	1.55	7.57	16.19
	81.50	82.00	0.50	67.30	100.00
KV-368	96.15	97.90	1.75	20.10	70.58
KV-369	79.00	83.20	4.20	2.77	12.23
KV-370	96.20	97.20	1.00	2.84	41.00
	104.70	106.45	1.75	4.90	24.16
KV-371	86.90	89.55	2.65	2.35	23.67
KV-373	96.45	97.35	0.90	10.00	13.70
	108.00	109.00	1.00	3.65	19.60
	117.00	118.00	1.00	2.83	4.70
KV-376	48.75	49.50	0.75	11.75	22.10
	59.20	60.80	1.60	2.45	2.73
KV-377	117.97	120.15	2.18	5.53	49.05
KV-380	7.20	8.20	1.00	14.10	0.50
	68.70	69.40	0.70	1.75	260.00	Also contains 16.35% Pb, 13.2 % Zn
KV-383	149.15	150.51	1.36	5.79	0.90
KV-386	176.75	177.05	0.3	2.69	28
KV-387	58.03	64.30	6.27	16.62	39.57	North Ore Shoot
KV-390	41.40	46.50	5.10	4.24	49.46	North Ore Shoot

Kokarpinar Vein

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Comment
KV-384	79.50	80.80	1.30	4.87	6.80
	107.90	108.30	0.40	5.39	31.10	Also contains 2.08% Pb, 9.3 % Zn
KV-388	218.90	219.90	1.00	2.90	54.30
KV-391	289.5	300.00	1.50	5.18	7.40

Kisladag

Following our highly successful 2009 and 2010 resource drilling programs, the 2011 exploration program has shifted to new target generation peripheral to the main porphyry system, focusing on possible satellite deposits concealed beneath volcanic cover.  We are currently conducting soil sampling and a 3-dimensional IP survey covering approximately 40 km2 surrounding the deposit to identify new targets.

Our 2011 drilling to date at Kisladag totals 12 diamond drillholes testing fault-controlled hydrothermal conduits emanating southward from the deposit area, and investigating areas reserved for infrastructure expansion. No significant mineralized intersections have been obtained.

Reconnaissance Drilling Programs

Konya - Sizma

The Konya-Sizma gold prospect in south-central Turkey targets anomalous gold values within a sequence of mixed limestone and phyllite, and lies within an area of mercury prospects and former mines.   Preliminary shallow reverse circulation drilling in 2010 intersected low gold grades over tens of metres, with isolated multi-gram intercepts. Our 2011 diamond drilling program, currently in progress, is testing the down-dip projection of these zones. To date nine drillholes have been completed, although in two holes core recovery was inadequate for geochemical analysis.  Results from the first holes and summarized in table 2 below.

Table 2: Summary of 2011 drillhole intercepts for the Konya-Sizma prospect. True thicknesses of mineralized zones uncertain

Hole ID	From (m)	To (m)	Length (m)	Average grade (Au g/t)	Comments
SDD-25	44.00	58.20	14.20	1.26	68% core recovery in interval
SDD-26	8.00	32.00	24.00	1.03
including	28.00	32.00	4.00	2.44
SDD-28	43.05	47.15	4.10	2.33
SDD-28	94.05	98.15	4.10	1.32
SDD-29	28.80	42.80	14.00	1.24
SDD-29	75.60	87.80	12.20	1.73	68% core recovery in interval
including	86.50	87.80	1.30	8.15

China Exploration Programs

White Mountain District

At the White Mountain Mine, we are conducting stepout and infill drilling of the main deposit from underground stations, and deep drilling from surface to follow up on the discovery of a new, deeper zone of high grade gold mineralization announced in late 2010.  The surface drillholes have confirmed and extended the 2010 intercept of 24.7 metres grading 8.7 g/t Au previously reported from drillhole 337 (Table 3).  Intercepts in this area outline a new mineralized zone, open both along strike to the north and down dip (Figure 3). While the widths of these new intercepts are consistent with the upper portion of the orebody, the grades are significantly higher than the current reserve grade.

At the Xiaoshiren project located 20 km SE of the White Mountain mine, we have completed 14 diamond drillholes testing three distinct zones of gold mineralization outlined by soil geochemical anomalies, trench exposures of high-grade breccias, and boulder trains of high-grade breccia.  Best results are from two of the four drillholes at Zone 4, where elevated gold values are associated with zones of brecciation and silicification.

Elsewhere in the White Mountain district, three drillholes have been completed at the Zhenzhumen project located southwest of the White Mountain Mine (results pending), and soil sampling and mapping has been completed at the Dongdapo project in preparation for drilling in 2012.

Table 3: Summary of drillhole intercepts for White Mountain and Xiaoshiren surface drilling. True thicknesses for White Mountain intercepts are approximately 80% of reported lengths.

White Mountain, Surface Exploration

Drillhole	From (m)	To (m)	Length (m)	Au (g/t)
342	651.0	657.0	6.0	6.6
344	719.0	729.0	10.0	10.9
345, 346	No significant results

Xiaoshiren Zone 4

Drillhole	From (m)	To (m)	Length (m)	Au (g/t)
HDDS-14b	93.0	96.2	3.2	8.0
HDDS-015	41.5	43.7	2.2	3.5
HDDS-012, 017	No significant results

Jinfeng District

At the Jinfeng Mine, we commenced a 22,000 metre underground exploration drilling program in August, and expect to complete the first 12,000 metres by year end.  Objectives of this program are to infill areas of low drillhole density, to confirm a new structural model for the deposit, and to test new exploration targets that are based on this structural model.  Initial results confirm the revised structural model, and we will begin drilling step-out holes and testing new exploration targets in the fourth quarter.

Elsewhere in the Jinfeng District, we are currently drill-testing early-stage targets at several exploration licenses held within our Jindu and Jinluo joint venture projects.

Tanjianshan Minesite

At the Tanjianshan project in Qinghai Province, our 2011 exploration activities include infill drilling of the 323 deposit to support application for a mining license, and mapping/sampling programs aimed at generating new drilling targets on the four surrounding exploration licenses.  Approximately 7,000 metres of drilling has been completed to date at the 323 deposit, and initial results confirm continuity of geological features and grade distribution predicted by the preliminary model.

Brazil Exploration Programs

Tocantinzinho Project

In 2011, we have completed 44 diamond drillholes (>13,000 metres) testing geochemical and geophysical targets peripheral to the Tocantinzinho Deposit and along the Tocantinzinho mineralized trend.  Assays results have been received from half of these holes, and include anomalous to high-grade gold values, generally over narrow widths, associated with altered and veined granitoids, fault zones, and andesite dykes.  Drilling for the remainder of 2011 will focus on untested targets along the Tocantinzinho trend to the northwest of the deposit, where strong Au geochemical anomalies are present.

Agua Branca project

At the Agua Branca project, previously held under an option agreement with Talon Metals Ltd., we have completed eight diamond drillholes on the Camarao and Carlinho targets, targeted using soil geochemistry and grid auger drilling.  Assay results have been received from the first three drillholes (AB-44, 45, 46), with only AB-46 producing significant gold grades.  This drillhole intersected 154.2 metres averaging 1.06 g/t Au, starting at a depth of 145.8 metres, hosted by silicified granodiorite with quartz mozonite intercalations.

Based on the 2010 and 2011 exploration results at Agua Branca, Eldorado has completed the final option payment of US$1.87M to Talon Metals Corp., thereby assuming 100% ownership of the project.

Kopy Goldfields Agreement

Eldorado has recently entered into a share purchase agreement with Kopy Goldfields AB (“Kopy”), a company listed on the NASDAQ OMX First North exchange in Stockholm, whereby the Company has the right to acquire up to 2,700,000 common shares of Kopy.

Kopy holds seven exploration licenses totaling 255 km2 located in the prolific Lena Goldfields north of Bodaibo in the Irkutsk Region of Russia. This district has produced over 30 million ounces of gold from alluvial operations since the mid 1800s and is host to world class bedrock gold deposits such as Sukhoy Log, Vysochaishy and Verninskoye.

The first tranche of this deal has now been completed whereby the Company has acquired 1,700,000 common shares of Kopy at a purchase price of 10 SEK. Pending approval by Kopy shareholders in an upcoming Extraordinary General Meeting (EGM), Eldorado has the right to acquire an additional 1,000,000 common shares at a purchase price of 12 SEK. Upon the closing of the second transaction, Eldorado will control approximately 28% of the share capital of Kopy. As per the terms of the agreement, a technical committee composed of personnel from both Eldorado and Kopy will be formed to oversee the planning and implementation Kopy’s exploration programs in the Lena Goldfields.

Dr. Peter Lewis P.Geo., V.P. Exploration for Eldorado, is the qualified person for the technical disclosure in this press release. Assay results reported in this release for the White Mountain district were diamond drill core samples prepared at Eldorado’s sample preparation facility at White Mountain and assayed at the ALS laboratory in Guangzhou, China. Assay results for the Efemcukuru and Sizma projects were diamond drill core samples prepared at Eldorado’s sample preparation facility at Cannakale and assayed at the ALS laboratory in Vancouver, Canada.  Assay results for the Agua Branca projects were diamond drill core samples prepared at Acme Analytical Laboratories’ facility in Itaituba, Brazil and assayed at ACME’s laboratory in Santiago, Chile. For all projects, analysis for gold is done on sawn half core samples using fire assay methods. Standard reference materials, field duplicate samples, and blank samples were regularly inserted prior to shipment from the preparation site at White Mountain or Cannakale and the project site at Agua Branca to monitor and control the quality of the assayed data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece and Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Exploration Programs Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:reception@eldoradogold.com

Figure 1: Kestani Beleni Vein

KV-394
KV-375
KV-392
KV-371
KV-393
KV-377
KV-385
KV-367
KV-396
KV-376
KV-389
KV-384
KESTANE BELENI NW
NORTH ORE SHOOT
MIDDLE ORE SHOOT
SOUTH ORE SHOOT
KOKARPINAR VEIN
KESTANEBELENI VEIN
KV-388
KV-391
N
0
0.25
0.5
kilometres
Geology Legend
Vein
Stockwork Veins
Rhyollite
Phyllite
Schist
Hornfels
Spilite
Serpentinite

Figure 2: Kestane Beleni Northwest Extension

KESTANEBELENI NORTH ORE SHOOT
KESTANEBELENI NORTH WEST
600m
500m
400m
300m
200m
KV-376
8
KV-367
11
KV-369
11
KV-371
6
KV-373
9
KV-380
14
KV-368
35
KV-376
12
KV-370
8
KV-372
KV-374
KV-383
7
0
25
50
meters
EXPLANATIONS
2011 Holes (>2 g-m)
2011 Holes (< 2 g-m)
Pre 2011 Holes
>= 12 g.m
>= 50 g.m
>= 90 g.m

Figure 3: White Mountain District - intercepts in this area outline a new mineralized zone,

open both along strike to the north and down dip

800
700
600
500
400
300
200
100
0
-100
-200
BDD442
6.0m @ 6.6 gpt
BDD337
24.7m @ 8.7 gpt
200 meters
BDD446
BDD445
BDD444
10.0m @ 10.9 gpt